Exhibit 1

Compugen Announces In-Vivo Results for Two Peptide
Anti-Inflammatory and Cardio-Protective Drug Candidates

Peptides discovered using Compugen’s GPCR ligand discovery engine

Tel Aviv, Israel – January 29, 2008 – Compugen Ltd. (NASDAQ: CGEN) announced today the results from initial in-vivo validation studies of CGEN-855A and CGEN-855B, two novel peptide agonists of the FPRL1 G-protein coupled receptor (GPCR), which may serve as anti-inflammatory and cardio-protective drug candidates. CGEN-855A and CGEN-855B were discovered using the Company’s previously announced GPCR ligand discovery platform.

In a study based on an in-vivo model of acute myocardial ischemia-reperfusion injury, CGEN-855A and CGEN-855B (which is a shorter peptide derived from CGEN-855A) were both shown to afford significant dose-dependent protection against reperfusion injury and reduce infarct size by up to 36%. This effect was accompanied by a dose-dependent reduction of up to 50% in plasma levels of troponin I. Ischemia-reperfusion injury is a major contributor to infract size and therefore plays a significant role in the long-term morbidity and mortality associated with acute myocardial infarction (AMI). AMI is one of the most common diagnoses in hospitalized patients in industrialized countries, with over one million new or recurrent occurrences annually in the US alone.

In addition to potential cardio-protective therapeutic properties, activation of the FPRL1 pathway has recently gained high recognition for its significance in the treatment of acute and chronic inflammatory diseases and, in another study, both CGEN-855A and CGEN-855B showed up to 50% inhibition of acute inflammation in a mouse air-pouch model.

“We are, of course, very pleased by these successful in-vivo results for CGEN-855A and CGEN-855B which fully support continuing the development of these peptides as anti-inflammatory and cardio-protective drug candidates,” stated Yossi Cohen, M.D., Compugen’s Vice President for Research and Development. “Moreover, in view of the enormous importance of GPCRs in the development of today’s pharmacopeia, the addition of this powerful and unique discovery engine to our growing inventory of validated engines is a major accomplishment,” Dr. Cohen continued. “We look forward to our continuing use of this engine in our own discovery activities and to additional GPCR engine-based agreements with other companies, such as the recently announced collaboration with Merck.”

About FPRL-1 G-Protein Coupled Receptor
FPRL1 (also known as ALX or ALXR) belongs to the FPR family of GPCRs that also includes FPR1 and FPRL2. It is expressed mainly by neutrophils and monocytes, as well as T-cells and other non-hematopoietic cell types, and its activation promotes resolution of inflammation, leading to prominent anti-inflammatory activity. Experiments in animal models indicate that FPRL1 agonists have a beneficial effect in acute inflammatory conditions, such as ischemia-reperfusion injury and organ transplantation, as well as in chronic inflammatory diseases such as inflammatory bowel disease and asthma.

About Compugen’s GPCR Discovery Engine
GPCRs are the largest family of known drug targets, and at least 40% of prescription drugs currently available are thought to act on GPCRs. Compugen’s GPCR discovery engine, one of eight discovery engines disclosed by Compugen to date, incorporates a proprietary model of the “peptidome” – an in silico comprehensive prediction of probable human peptides. Through the use of a series of proprietary algorithms the engine can be utilized to either predict GPCR ligands in general within this peptidome, or could be directed to identify ligands of specific GPCRs of interest. In 2007, following Compugen’s validation run of the platform, 33 of the peptides predicted to be potential ligands for GPCRs were synthesized, and of these 33, to date eight have been shown to selectively modulate GPCRs. Included in these eight was CGEN-855. In addition to its own discovery efforts with the platform, Compugen has recently entered into a discovery and license option agreement with Merck & Co., Inc., targeted at predicting peptides likely to activate selected GPCRs and validating their agonistic activity.

About Compugen
Compugen’s mission is to be the world leader in the discovery and licensing of product candidates to the drug and diagnostic industry. Our business model focuses on maximizing the number of products in the development pipelines of pharmaceutical and diagnostic companies worldwide under revenue sharing licensing agreements. Our means to accomplish these objectives relies on a growing inventory of powerful proprietary discovery engines that enable the predictive discovery – field after field – of numerous therapeutic and diagnostic product candidates. This capability is built on the Company’s long-term pioneering efforts in creating world-leading computational biology platforms, systems and tools, and in obtaining deeper understandings of important biological phenomena at the molecular level. Included in our growing list of collaborations are Biosite, Diagnostic Products Corporation (a Siemens company), Medarex, Inc., Merck & Co., Inc., Ortho-Clinical Diagnostics (a Johnson & Johnson company), Roche, and Teva Pharmaceutical Industries. Compugen has established an agricultural biotechnology affiliate – Evogene, and a small-molecule drug discovery affiliate – Keddem Bioscience. For additional information, please visit Compugen’s corporate Website at www.cgen.com.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include words such as “may”, “expects”, “anticipates”, “believes”, and “intends”, and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks are: changes in relationships with collaborators; the impact of competitive products and technological changes; risks relating to the development of new products; and the ability to implement technological improvements. These and other factors are identified and more fully explained under the heading “Risk Factors” in Compugen’s annual reports filed with the Securities and Exchange Commission.

Company contact:
Naomi Rabbie
Corporate Communications Manager
Compugen Ltd.
Email: naomir@cgen.com
Tel: +972-52-598-9894